Prime Acquisition Corp. Announces Separate Trading of
Ordinary Shares and Warrants

NEW YORK, May 25, 2011 /PRNewswire/ -- Prime Acquisition Corp. (the "Company")  today announced that it has been notified by Chardan Capital Markets, LLC, the managing bookrunner and lead underwriter of the Company's initial public offering which was consummated on March 30, 2011, that commencing on May 25, 2011, the holders of the Company's units may separately trade the ordinary shares and warrants included in such units. The symbols for the ordinary shares, warrants and units are PACQ, PACQW, and PACQU, respectively.

Prime Acquisition Corp. is a blank check company recently formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar business combination, or control through contractual arrangements, one or more operating businesses.